UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

SMART GLOBAL HOLDINGS, INC.

(Name of Issuer)

Ordinary shares, par value $0.03 per share

(Title of Class of Securities)

G8232Y101

(CUSIP Number)

Karen M. King, Esq.

Silver Lake

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

(650) 233-8120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Daniel N. Webb, Esq.

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

April 3, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Partners III Cayman (AIV III), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,138,094
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,138,094
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,138,094
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 27.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Technology Investors III Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 33,077
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 33,077
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,077
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Technology Associates III Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,171,171
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,171,171
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,171,171
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 27.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake (Offshore) AIV GP III, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,171,171
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,171,171
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,171,171
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 27.9%
14.	Type of Reporting Person (See Instructions) CO

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Sumeru Fund Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,048,465
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,048,465
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,048,465
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 13.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Technology Investors Sumeru Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 37,119
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 37,119
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,119
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Technology Associates Sumeru Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,085,584
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,278,716 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,278,716 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 14.8% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	See Items 5 and 6.

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. SLTA Sumeru (GP) Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,085,584
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,278,716 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,278,716 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 14.8% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	See Items 5 and 6.

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Sumeru (Offshore) AIV GP, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,085,584
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,278,716 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,278,716 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 14.8% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	See Items 5 and 6.

This Amendment No. 3 (the “Amendment No. 3”), being filed by Silver Lake Partners III Cayman (AIV III), L.P. (“SLP III Cayman”), Silver Lake Technology Investors III Cayman, L.P. (“SLTI III Cayman,” and together with SLP III Cayman, the “SLP III Cayman Entities”), Silver Lake Technology Associates III Cayman, L.P. (“SLTA III Cayman”), Silver Lake (Offshore) AIV GP III, Ltd. (“SL III Offshore Ltd”), Silver Lake Sumeru Fund Cayman, L.P. (“SLS Cayman”), Silver Lake Technology Investors Sumeru Cayman, L.P. (“SLTI Sumeru Cayman,” and together with SLS Cayman, the “SLS Cayman Entities,” and collectively with the SLP III Cayman Entities, the “Silver Lake Investors”), Silver Lake Technology Associates Sumeru Cayman, L.P. (“SLTA Sumeru Cayman”), SLTA Sumeru (GP) Cayman, L.P. (“SLTA Sumeru GP Cayman”), and Silver Lake Sumeru (Offshore) AIV GP, Ltd. (“SL Sumeru Offshore Ltd” and collectively with SLTA III Cayman, SL III Offshore Ltd, the Silver Lake Investors, SLTA Sumeru Cayman and SLTA Sumeru GP Cayman, the “Reporting Persons), amends the Schedule 13D initially filed on June 9, 2017, as amended by Amendment No. 1 on December 4, 2017 and Amendment No. 2 on March 16, 2018 (as so amended, the “Prior 13D”, and as amended by this Amendment No. 3, the “Schedule 13D”), relating to the Ordinary shares, par value $0.03 per share (the “Ordinary Shares”), of SMART Global Holdings, Inc., a Cayman Islands corporation (the “Issuer”). The Items below amend the information disclosed under the corresponding Items of the Prior 13D as described below. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Prior 13D. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Prior 13D.

Item 4. Purpose of the Transaction.

Item 4 of the Prior 13D is hereby amended and supplemented by inserting the following at the end thereof:

James Davidson is no longer a member of the board of directors of the Issuer.

Item 5. Interest in Securities of the Issuer.

Item 5(a) – (b) of the Prior 13D is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11, 12 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (b) By virtue of the relationships and agreements among the Reporting Persons described herein, the Reporting Persons are a group within the meaning of Section 13(d)(5) of the rules and regulations promulgated by the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”). As such, the Reporting Persons may be deemed to beneficially own an aggregate of 9,449,887 Ordinary Shares of the Issuer, which includes (i) 6,138,094 Ordinary Shares held by SLP III Cayman; (ii) 33,077 Ordinary Shares held by SLTI III Cayman; (iii) 3,048,465 Ordinary Shares held by SLS Cayman; (iv) 37,119 Ordinary Shares held by SLTI Sumeru Cayman and (v) 193,132 Ordinary Shares held by Mr. Shah and his affiliated investment vehicles (see “Sponsor Shareholders Agreement” in Item 6 of the Schedule 13D), representing in the aggregate approximately 42.7% of the issued and outstanding Ordinary Shares of the Issuer.

The beneficial ownership reported herein does not include Ordinary Shares beneficially owned by certain investors in the Issuer over which the Reporting Persons may be deemed to share dispositive power by virtue of the rights and obligations set forth in the Investors Shareholders Agreement described further in Item 6 of the Schedule 13D. The Reporting Persons disclaim beneficial ownership over any such Ordinary Shares.

The percentages of beneficial ownership in this Schedule 13D are based on 22,106,135 Ordinary Shares of the Issuer outstanding as of February 23, 2018, as reflected in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on March 22, 2018.

Information with respect to the beneficial ownership of Ordinary Shares by the directors of SL III Offshore Ltd and SL Sumeru Offshore Ltd is set forth in Annex A of Amendment No. 2 to the Schedule 13D and incorporated herein by reference in response to this Item 5.

The beneficial ownership reported herein does not include Ordinary Shares underlying the options to purchase Ordinary Shares held by Mr. Shah as described in Item 6 of this Schedule 13D.

Item 5(c) is hereby amended and restated as follows:

(c) On April 3, 2018, (i) SLP III Cayman sold 1,326,186 Ordinary Shares; (ii) SLTI III Cayman sold 7,147 Ordinary Shares; (iii) SLS Cayman sold 658,647 Ordinary Shares and (iv) SLTI Sumeru Cayman sold 8,020 Ordinary Shares, in a block trade at a price of $45.20 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The section entitled “Sponsor Shareholder Agreement” in Item 6 of the Prior 13D is hereby amended and supplemented by inserting the following at the end thereof:

In connection with the sale on April 3, 2018 of Ordinary Shares by the Silver Lake Investors as described in Item 5(c) above, the Issuer and the Silver Lake Investors waived any requirement that the Shah Co-Investors participate in such sale on a pro-rata basis pursuant to Section 3.5 of the Sponsor Shareholders Agreement.

In addition, Item 6 of the Prior 13D is hereby amended and supplemented by inserting the following to the end thereof:

In connection with the sale on April 3, 2018 of Ordinary Shares by the Silver Lake Investors as described in Item 5(c) above, the Silver Lake Investors entered into a lock-up agreement (the “April 2018 Lock-Up Agreement”) and agreed with Deutsche Bank Securities Inc., the purchaser of the Ordinary Shares, subject to certain exceptions, not to (i) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any Ordinary Shares (including, without limitation, Ordinary Shares that may be deemed to be beneficially owned by such persons in accordance with the rules and regulations of the Securities and Exchange Commission and Ordinary Shares that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for Ordinary Shares, (ii) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of Ordinary Shares, whether any such transaction described in clause (i) above or this clause (ii) is to be settled by delivery of Ordinary Shares or other securities, in cash or otherwise, (iii) make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any Ordinary Shares or securities convertible into or exercisable or exchangeable for Ordinary Shares or any other securities of the Issuer, or (iv) publicly disclose the intention to do any of the foregoing, in each case for a period commencing on the date of the lock-up agreement and ending on the 30th day after the date of the sale, except with the prior written consent of Deutsche Bank Securities Inc.

The foregoing description of the April 2018 Lock-Up Agreement is qualified in its entirety by reference to the April 2018 Lock-Up Agreement, which is filed as Exhibit J to this Schedule 13D and incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Prior 13D is hereby amended by adding the following to the end thereof:

J.	Lock-Up Letter Agreement

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2018

Silver Lake Partners III Cayman (AIV III), L.P.
By:		Silver Lake Technology Associates III Cayman, L.P., its general partner

	By:	Silver Lake (Offshore) AIV GP III, Ltd., its general partner

By:		/s/ Karen M. King
Name: Karen M. King
Title: Director

Silver Lake Technology Investors III Cayman, L.P.
By:		Silver Lake Technology Associates III Cayman, L.P., its general partner

	By:	Silver Lake (Offshore) AIV GP III, Ltd., its general partner

By:		/s/ Karen M. King
Name: Karen M. King
Title: Director

Silver Lake Technology Associates III Cayman, L.P.
By:		Silver Lake (Offshore) AIV GP III, Ltd., its general partner

By:		/s/ Karen M. King
Name: Karen M. King
Title: Director

Silver Lake (Offshore) AIV GP III, Ltd.

By:		/s/ Karen M. King
Name: Karen M. King
Title: Director

Silver Lake Sumeru Fund Cayman, L.P.
By:		Silver Lake Technology Associates Sumeru Cayman, L.P., its general partner

	By:	SLTA Sumeru (GP) Cayman, L.P., its general partner

By: Silver Lake Sumeru (Offshore) AIV GP, Ltd., its general partner

By:		/s/ Karen M. King
Name: Karen M. King
Title: Director

Silver Lake Technology Investors Sumeru Cayman, L.P.
By:		Silver Lake Technology Associates Sumeru Cayman, L.P., its general partner

	By:	SLTA Sumeru (GP) Cayman, L.P., its general partner

By: Silver Lake Sumeru (Offshore) AIV GP, Ltd., its general partner

By:		/s/ Karen M. King
Name: Karen M. King
Title: Director

Silver Lake Technology Associates Sumeru Cayman, L.P.
By:		SLTA Sumeru (GP) Cayman, L.P., its general partner

	By:	Silver Lake Sumeru (Offshore) AIV GP, Ltd., its general partner

By:		/s/ Karen M. King
Name: Karen M. King
Title: Director

SLTA Sumeru (GP) Cayman, L.P.
By:		Silver Lake Sumeru (Offshore) AIV GP, Ltd., its general partner

By:		/s/ Karen M. King
Name: Karen M. King
Title: Director

Silver Lake Sumeru (Offshore) AIV GP, Ltd.

By:		/s/ Karen M. King
Name: Karen M. King
Title: Director